June 26, 2009

VIA EDGAR

John Hartz

Senior Assistant Chief Accountant

Division of Corporation Finance

Securities and Exchange Commission

100 F Street, NE

Washington, DC  20549

RE:	Panolam Industries International, Inc. (the “Company”)
Form 10-K for the Fiscal Year Ended December 31, 2008
Form 10-Q for the Fiscal Year Ended March 31, 2009
File No. 333-78569

Dear Mr. Hartz:

The Company has reviewed the comments made by the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission” or “SEC”) in your letter to the Company dated June 12, 2009 with respect to the Staff’s review of the Company’s Form 10-K for the fiscal year ended December 31, 2008 (the “10-K”) and Form 10-Q for the fiscal quarter ended March 31, 2009 (the “10-Q”).  This letter contains the Company’s responses to the Staff’s comments.

For your convenience, we have repeated below in bold type the Staff’s comments and have set forth the response of the Company immediately below the applicable comment.

We acknowledge that:

•                  The Company is responsible for the adequacy and accuracy of the disclosure in its filings;

•                  Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•                  The Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under federal securities laws of the United States.

***

Form 10-K for the Fiscal Year Ended December 31, 2008

SEC Staff Comment #1

Item 7.  Management’s Discussion and Analysis of Financial Condition and Results of Operations, page 25

Goodwill, Intangible Assets, and Long-lived Assets, page 31

1.              You continue to have a significant amount of intangible assets and long-lived assets.  Recently you have been required to record impairment charges for each of these assets.  In the interest of providing readers with a better insight into management’s judgments in accounting for long-lived assets, please consider disclosing the following:

•                  How you group long-lived assets for impairment and your basis for that determination;

•                  A description of the valuation methodology used;

•                  A qualitative and quantitative description of the material assumptions used and a sensitivity analysis of those assumptions based upon a reasonably likely changes; and

•                  How the assumptions and methodologies used for valuing long-lived assets in the current year have changed since the prior year highlighting the impact of any changes.

Please tell us about this and revise future filings to clarify disclosures.  In particular, please disclose your significant assumptions, such as:

•                  Cash flows;

•                  Growth rates; and

•                  Discount rates.

We caution you that, to the extent you gather and analyze information regarding the risks of recoverability of your assets, such information may be required to be disclosed if it would be material and useful to investors.  We believe that it is important to provide investors with information to help them evaluate the current assumptions underlying your impairment assessment relative to your current market conditions and your peers to enable them to attempt to assess the likelihood of potential future impairments.  We believe that detailed rather than general disclosures regarding these risks and exposures would provide investors with the appropriate information to make this evaluation.  In this regard, we urge you to consider what additional quantitative disclosures can be provided to convey the risk that additional impairment or restructuring charges may be recorded.

Company Response

The Company will include disclosure in future filings to describe how the Company groups its long-lived assets for impairment and the basis for that determination. In addition, it will disclose the valuation method used, as well as provide a qualitative and quantitative description of the material assumptions used along with a sensitivity analysis of those assumptions based on reasonably likely changes. The Company will also disclose how the methodologies used in valuing its long-lived assets in the current year have changed since the prior year and the impact that resulted from such changes. The following paragraphs illustrate what our future disclosures will resemble (based on the year ended December 31, 2008).

“Our intangible assets are comprised primarily of trademarks and tradenames with indefinite useful lives and definite lived intangible assets related to patents and trademarks and key customer lists that are currently being amortized.  We account for the impairment of indefinite lived tradenames in accordance with Statement of Financial Accounting Standards No. 142 “Goodwill and Other Intangible Assets” (“SFAS No. 142”), and account for the impairment of finite lived intangibles assets and other long-lived assets, in accordance with Statement of Financial Accounting Standards No. 144 “Accounting for the Impairment or Disposal of Long-Lived Assets” (“SFAS No. 144”).

We performed impairment testing related to indefinite lived tradenames as of December 31, 2008.  We have determined that under the guidance of EITF Issue No. 02-7, “Unit of Accounting for Testing Impairment of Indefinite-Lived Intangible Assets”, all of the indefinite lived tradenames should be tested for impairment as a single unit because the indefinite lived tradenames were acquired in a single acquisition, and are used together in our sales, marketing, and branding efforts.  The impairment test involved comparing the fair value of the assets to the recorded carrying value of the assets. We utilized a variation of the income approach referred to as the “relief-from-royalty” method to determine the estimated fair value of the indefinite lived intangible asset or tradename. The relief-from-royalty method involves determining the present value of the royalty savings associated with the ownership or possession, as opposed to licensing, of the trademarks. The key assumptions used in estimating the royalty savings for impairment testing included the discount rate, royalty rate and future sales projections. The discount rate was determined utilizing a weighted average cost of capital approach based on our industry and peer group, and adjusted for company-specific risk factors. The discount rates used for the 2008 and 2007 calculations were 17% and 15.5%, respectively.  The increase in the 2008 discount rate used was primarily attributable to the deterioration in the U.S. economy. Royalty rates are established by us utilizing independent market research for similar tradename licensing transactions. The rates are periodically updated when facts and circumstances indicate a change.  The royalty rates used for the 2008 and 2007 calculations were 1% and 3%, respectively. The decrease in the 2008 royalty rate used was primarily attributable to the decline in our projected operating margins.  The future sales projections were determined based on current budgets and are reflective of our current expectations as to sales, including the effects of the current economic conditions. We believe that our estimates and assumptions are appropriate in the circumstances. The royalty savings valuation methodology and calculations used in the 2008 impairment testing are consistent with prior years.

We perform an impairment test of finite lived assets, which consist of amortizing tradenames, customer lists, patents, and plant property and equipment (“PP&E”), when an event occurs or circumstances change that indicates that the carrying value of the long lived assets may not be recoverable or the useful life of the asset has changed. We group the assets for testing, with other assets and liabilities, at their lowest level of identifiable cash flows.  For PP&E and patents, the lowest level of cash flows is the operating location, and for customer lists and tradenames, is a group of operating locations that all derive a shared benefit from those intangible assets.  We use undiscounted cash flow projections to calculate the recoverable value of long lived assets to determine if the assets are impaired. Our approach is based on the future projected EBITDA results, by operating location, which approximates cash flows. The financial projections include forecasted sales, operating costs and other relevant factors that were determined based on current budgets and include assumptions for the current economic conditions and their impact on the Company’s operating locations. We believe that our estimates are appropriate in the circumstances. The valuation methodologies and calculations used in the 2008 impairment testing of long lived assets are consistent with prior years.”

SEC Staff Comment #2

Item 9A(T).  Controls and Procedures, page 43

2.              We note that your disclosure controls and procedures are “effective.”  However, your disclosure does not contain the full definition of “disclosure controls and procedures” as defined in Exchange Act Rule 13a-15(e).  In this regard, please confirm to us that your disclosure controls and procedures are also effective to ensure that information required to be disclosed by you in the reports that you file or submit under the Act are accumulated and communicated to your management, including your principal executive and principal financial officers, or persons performing similar functions, as appropriate to allow timely decisions regarding required disclosure.  Additionally, please revise your future filings to state the full definition of disclosure controls and procedures.  Alternatively, you may simply state that your disclosure controls and procedures are effective or ineffective.

Company Response

We maintain disclosure controls and procedures (as defined in Rules 13a-15(e) and 15d-15(e) under the Exchange Act of 1934) that are designed to ensure that information required to be disclosed in our reports filed under the Securities Exchange Act of 1934, as amended, is recorded, processed, summarized and reported within the time periods specified in the SEC’s rules and forms and that such information is accumulated and communicated to our management, including our Chief Executive Officer and Vice President and Chief Financial Officer, as appropriate to allow for timely decisions regarding required disclosure.  Our disclosure controls and procedures are operating in an effective manner.

Our future filings will state this full definition of disclosure controls and procedures.

Form 10-Q for the Fiscal Quarter Ended March 31, 2009

SEC Staff Comment #3

Item 2. Management’s Discussion and Analysis of Financial Condition and Results of Operations, page 25

Liquidity and Capital Resources, page 30

3.              We note that you disclose the minimum/maximum ratios/amounts permitted for your most significant financial covenants.  In future filings, please expand your disclosure to also present the actual ratios/amounts as of each reporting date.  Such a presentation will allow your note holders to more easily understand your current ability to meet your financial covenants.  In addition, in future filings please show how defined terms are calculated (for example EBITDA as defined and the leverage ratio) with corresponding reconciliations to US GAAP amounts, if applicable.  See Sections I.D and IV.C of the SEC Interpretive Release No. 33-8350 and Question 10 of our FAQ Regarding the Use of Non-GAAP Financial Measures dated June 13, 2003.

Company Response

In future filings, we will present both the actual ratios/amounts with regard to our most significant financial covenants as of each reporting date, and will show how defined terms under our credit facility are calculated, with corresponding reconciliations to US GAAP amounts, if applicable.

SEC Staff Comment #4

Item 2.  Management’s Discussion and Analysis of Financial Condition and Results of Operations, page 25

Liquidity and Capital Resources, page 30

We also remind you about the Form 8-K requirements concerning any triggering events that accelerate or increase a direct financial obligation or an obligation under an off-balance sheet arrangement.  Confirm to us your understanding of these disclosure requirements.

Company Response

We understand that the Company would be required to file a Current Report on Form 8-K disclosing the information required by Item 2.04 “Triggering Events That Accelerate or Increase a Direct Financial Obligation or an Obligation under an Off-Balance Sheet Arrangement” within four business days of an event that triggers the acceleration or increase of such an obligation, the consequences of which are material to the Company. We will continue to comply with these Form 8-K requirements.

Please contact us if you have any additional questions or comments.

Sincerely yours,

/s/ Vincent S. Miceli

Vincent S. Miceli
Vice President and Chief Financial Officer

cc:	Dale Welcome (SEC)
Jeffrey M. Muller (Panolam)
F. Douglas Raymond III (Drinker Biddle & Reath LLP)